CAROLINA TRUST BANCSHARES, INC.
901 East Main Street
Lincolnton, North Carolina 28092

April 16, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: Era Anagnosti, Acting Assistant Director

Re:	Carolina Trust BancShares, Inc.
Registration Statement on Form S-1
Filed April 6, 2018; Amended April 16, 2018
File No. 333-224178
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-224178) (as amended, the “Registration Statement”), of Carolina Trust BancShares, Inc. (the “Company”), relating to the registration of the Company’s Common Stock, par value $2.50 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 3:00 p.m. (Eastern time) on April 18, 2018 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jonathan A. Greene of Wyrick Robbins Yates & Ponton LLP at (919) 865-2832 to confirm the effectiveness of the Registration Statement.

Very truly yours,

Carolina Trust BancShares, Inc.

By:	/s/ Edwin E. Laws
Edwin E. Laws
Executive Vice President and Chief Financial Officer